United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.: 1)

Excellon Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

30069C801

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	30069C801

1.	Names of Reporting Persons
Eric Sprott
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power
4,293,143[1]
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
4,293,143[1]
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,293,143[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by amount in Row (9)
13.0%[2]
12.	Type of Reporting Person (See Instructions)
IN

[1]	Includes 4,293,143 Common Shares, no par value (the “Common Shares”), of Excellon Resources Inc. (the “Issuer”) held of record by The Sprott Foundation (“Sprott Foundation”). Eric Sprott controls The Sprott Foundation and has the power to direct the voting and disposition of Common Shares held by such entity through his ownership interests in such entity and/or his authority as chief investment officer of such entity. Eric Sprott disclaims beneficial ownership of the shares held by The Sprott Foundation except to the extent of his pecuniary interest therein, if any.
[2]	The percentage set forth in Row 11 of this Cover Page is calculated based on 33,054,890 Common Shares outstanding, as reported in the Issuer’s Form 6-K filed on November 16, 2021 (the “Form 6-K”).

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CUSIP No.	30069C801

1.	Names of Reporting Persons
2176423 Ontario Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power
0
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
0
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by amount in Row (9)
0%
12.	Type of Reporting Person (See Instructions)
FI

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CUSIP No.	30069C801

1.	Names of Reporting Persons
The Sprott Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power
4,293,143
	6.	Shared Voting Power
0
	7.	Sole Dispositive Power
4,293,143
	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,293,143
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
☐
11.	Percent of Class Represented by amount in Row (9)
13.0%[3]
12.	Type of Reporting Person (See Instructions)
FI

[3]	The percentage set forth in Row 11 of this Cover Page is calculated based on 33,054,890 Common Shares outstanding as of November 16, 2021, as set forth in the Form 6-K.

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Item 1

1(a)	Name of Issuer:

Excellon Resources Inc.

1(b)	Address of Issuer's Principal Executive Offices:

10 King Street East, Suite 200, Toronto, Ontario M5C 1C3

Item 2

2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by Eric Sprott, 2176423 Ontario Ltd., and The Sprott Foundation, each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”.

2(b)	Address of Principal Business Office or, if none, Residence:

200 Bay Street, Suite 2600

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J1

2(c)	Citizenship:

Mr. Sprott is a Canadian citizen. 2176423 Ontario Ltd. exists under the Business Corporations Act (Ontario). The Sprott Foundation exists under the Canada Not-for-Profit Corporations Act.

2(d)	Title of Class of Securities

Common shares, no par value

2(e)	CUSIP Number

30069C801

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	A non-U.S. institution that is the functional equivalent of any of the institutions listed in Rule 13d-1(b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution; and

k.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

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Item	4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,293,143

(b)	Percent of class: 13.0%[4]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 4,293,143

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct the disposition of 4,293,143

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Eric Sprott controls each of 2176423 Ontario and The Sprott Foundation and has the power to direct the voting and disposition of Common Shares held by such entities through his ownership interests in such entities and/or his authority as chief investment officer of such entities. Eric Sprott disclaims beneficial ownership of the shares held by The Sprott Foundation except to the extent of his pecuniary interest therein, if any.

Item 8.	Identification and Classification of Members of the Group

Eric Sprott controls each of 2176423 Ontario and The Sprott Foundation and has the power to direct the voting and disposition of Common Shares held by such entities through his ownership interests in such entities and/or his authority as chief investment officer of such entities. Eric Sprott disclaims beneficial ownership of the shares held by The Sprott Foundation except to the extent of his pecuniary interest therein, if any.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory schemes applicable to 2176423 Ontario and The Sprott Foundation are substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

[4]	The percentage set forth in Item 4(b) is calculated based on 33,054,890 Common Shares outstanding as of November 16, 2021, as set forth in the Form 6-K.

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SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

2176423 Ontario Ltd.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

The Sprott Foundation

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	Director

By:	/s/ Eric Sprott
Name:	Eric Sprott

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JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to the securities of Excellon Resources Inc., a company incorporated under the laws of Canada, and further agree to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 11, 2022

2176423 Ontario Ltd.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

The Sprott Foundation

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	Director

By:	/s/ Eric Sprott
Name:	Eric Sprott

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